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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                                                                                  March 2005

Commission File Number:                                                                                                                                                     000-49946

Alamos Gold Inc.

(Translation of registrant’s name into English)

Suite 1503, 110 Yong Street

Toronto, Ontario, Canada  M5C 1T4

(Address of principal executive offices)

Suite 1400 – 400 Burrard Street

Vancouver, British Columbia, Canada  V7X 1A6

(Former Name or Former Address, if Changed Since Last Report)

1.  Warrant Indenture

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..... Form 40-F..XXX

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

V0168540001/114677.v2

ALAMOS GOLD INC.

Warrant Indenture

Dated as of April 8, 2004

Axium Law Group

TABLE OF CONTENTS

Page

ARTICLE 1 INTERPRETATION

1

1.1

Definitions

1

1.2

Headings

4

1.3

Gender

4

1.4

Weekends and Holidays

4

1.5

Meaning of “Outstanding”

4

1.6

Time

4

1.7

Applicable Law

4

1.8

Currency

4

ARTICLE 2 ISSUE AND PURCHASE OF WARRANTS

4

2.1

Creation, Form and Terms of Warrants

4

2.2

Transferability and Ownership of Warrants

6

2.3

Warrantholders Not Shareholders

7

2.4

Warrants to Rank Pari Passu

7

2.5

Signing of Warrants

7

2.6

Countersigning

7

2.7

Loss, Mutilation, Destruction or Theft of Warrants

7

2.8

Exchange of Warrants

7

2.9

Purchase of Warrants for Cancellation

8

ARTICLE 3 REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY

8

3.1

To Issue Warrants and Reserve Warrant Shares

8

3.2

To Carry out this Indenture and Execute Further Assurances

8

3.3

To Carry On Business

8

3.4

Reporting Issuer

9

3.5

Securities Qualification Requirements

9

3.6

Listing on the TSX Venture Exchange

9

3.7

Shareholder Information

9

3.8

Compliance with Covenants

9

3.9

Trustee Remuneration

9

3.10

Corporate Existence

9

ARTICLE 4 ADJUSTMENT OF NUMBER AND PRICE OF WARRANT SHARES

9

4.1

Adjustment of Number and Price of Warrant Shares

9

4.2

Proceedings Prior to any Action Requiring Adjustment

13

4.3

Certificate of Adjustment

13

4.4

No Action After Notice

14

4.5

Protection of Trustee

14

ARTICLE 5 EXERCISE AND EXPIRATION OF WARRANTS

14

5.1

Exercise of Warrants

14

5.2

Effect of Exercise of Warrants

15

5.3

Partial Exercise of Warrants

15

5.4

Expiration of Warrants

15

5.5

Fractions of Shares

16

5.6

Accounting and Recording

16

5.7

Issuance of Warrant Shares

16

ARTICLE 6 MEETINGS OF WARRANTHOLDERS

17

6.1

Definitions

17

6.2

Convening Meetings

17

6.3

Place of Meeting

17

V0168540001/114677.v2

- iii -

6.4

Notice

17

6.5

Persons Entitled to Attend

17

6.6

Quorum

18

6.7

Chairman

18

6.8

Adjourned Meeting

18

6.9

Show of Hands

18

6.10

Poll

18

6.11

Regulations

18

6.12

Company and Trustee May be Represented

19

6.13

Powers of Warrantholders

19

6.14

Powers Cumulative

20

6.15

Minutes of Meetings

20

6.16

Written Resolutions

20

6.17

Binding Effect

20

ARTICLE 7 SUPPLEMENTAL INDENTURES, MERGER, SUCCESSORS

21

7.1

Provision for Supplemental Indentures for Certain Purposes

21

7.2

Company May Consolidate, etc. on Certain Terms

21

7.3

Successor Body Corporate Substituted

21

ARTICLE 8 CONCERNING THE TRUSTEE

22

8.1

Duties of Trustee

22

8.2

Action by Trustee

22

8.3

Certificate of the Company

22

8.4

Trustee May Employ Experts or Agents

22

8.5

Resignation and Replacement of Trustee

22

8.6

Indenture Legislation

23

8.7

Notice

23

8.8

Use of Proceeds

23

8.9

No Inquiries

23

8.10

Trustee Not Required to Give Security

23

8.11

No Conflict of Interest

23

8.12

Trustee Not Ordinarily Bound

23

8.13

Trustee May Deal in Instruments

24

8.14

Recitals or Statements of Fact Made by Company

24

8.15

Trustee’s Discretion Absolute

24

8.16

No Representations as to Validity

24

8.17

Acceptance of Trusts

24

8.18

Trustee’s Authority to Carry on Business

24

8.19

Indemnification of Trustee

25

8.20

Not Bound to Act

25

ARTICLE 9 NOTICES

25

9.1

Notice to Company, Trustee and Agents

25

9.2

Notice to Warrantholders

26

ARTICLE 10 POWER OF BOARD OF DIRECTORS

26

10.1

Board of Directors

26

ARTICLE 11 MISCELLANEOUS PROVISIONS

27

11.1

Further Assurances

27

11.2

Unenforceable Terms

27

11.3

No Waiver

27

11.4

Suits By Warrantholders

27

11.5

Enurement

28

V0168540001/114677.v2

- iv -

11.6

Formal Date and Effective Date

28

Schedule “A” - Form of Warrant Certificate

Appendix A - Exercise Form

Appendix B – Form of Transfer

Appendix C – Form of Declaration for Removal of Legend
Appendix D - Instructions to Warrantholders

WARRANT INDENTURE

THIS WARRANT INDENTURE made as of April 8th, 2004

BETWEEN:

ALAMOS GOLD INC., a company continued under the laws of British Columbia and having an office at 1400 – 400 Burrard Street, Vancouver, British Columbia,  V7X 1A6

(the “Company”)

OF THE FIRST PART,

AND:

PACIFIC CORPORATE TRUST COMPANY, a trust company having an office at 625 Howe Street, 10th Floor, Vancouver, British Columbia,  V6C 3B8

(the “Trustee”)

OF THE SECOND PART.

WHEREAS the Company has created and proposes to issue warrants to be constituted and issued in the manner herein set forth;

AND WHEREAS the Company, under the laws relating thereto, is authorized to issue the Warrants;

AND WHEREAS the Company represents to the Trustee that all necessary resolutions of the directors of the Company have been or will be duly enacted, passed or confirmed and all other proceedings taken and conditions complied with to authorize the execution, issue and delivery of the Warrants and to make the same legal, valid and binding on the Company in accordance with the laws relating to the Company and to approve and confirm the terms and conditions of this Indenture;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Company and not by the Trustee;

AND WHEREAS the Trustee has agreed to act as trustee on behalf of the Warrantholders on the terms and conditions set forth herein;

NOW THEREFORE THIS INDENTURE WITNESSES THAT, in consideration of the premises and in further consideration of the mutual covenants herein set forth, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions

In this Indenture and the Warrant Certificate (unless there is something in the subject matter or context inconsistent therewith):

(a)

“Agents” means collectively, RBC Dominion Securities Inc., McFarlane Gordon Inc., BMO Nesbitt Burns Inc., GMP Securities Ltd. and Haywood Securities Inc.;

V0168540001/114677.v2

(b)

“Applicable Legislation” means the provisions, if any, for the time being, of any statute of Canada or a province thereof, and of the regulations under such statute, relating to trust indentures and to the rights, duties and obligations of trustees under trust indentures, and of corporations issuing their securities under trust indentures, to the extent that any such provisions are in force and applicable to this Indenture;

(c)

“Business Day” means any day other than a Saturday, Sunday or statutory holiday in the Province of British Columbia;

(d)

“Certificate of the Company” means a written certificate signed in the name of the Company by   any one or more of the President, Secretary or any Director of the Company and may consist of one or more instruments so executed and any other document referred to herein which is required or contemplated to be provided or given by the Company as a document signed on behalf of the Company by any one or more of such officers.

(e)

“Closing Date” means April 8, 2004, or such other date as the Company and the Agents may agree;

(f)

“Company’s auditors” means the firm of accountants appointed by the shareholders of the Company and serving as the auditors of the Company at the relevant time;

(g)

“Common Share” means a fully paid and non-assessable common share without par value in the capital of the Company as such shares exist immediately after the execution and delivery of this Indenture, subject to adjustments contemplated herein;

(h)

“Current Market Price” of a Common Share at any date means the weighted average trading price per Common Share for the Common Shares for the 30 consecutive trading days ending five trading days prior to that date on which the Current Market Price must be determined on the TSX Venture Exchange, or, if the Common Shares are not listed thereon, on such stock exchange on which the Common Shares are listed as may be selected for such purpose by the directors or, if the Common Shares are not listed on any stock exchange, then on such over-the-counter market in Canada or the United States as may be selected for such purpose by the directors provided further that if the Common Shares are not listed on any stock exchange or quoted on a quotation system, the Current Market Price shall be the fair market value of the Common Shares at such date, as determined by an independent nationally recognized investment dealer selected by the Company for that purpose.  The weighted average trading price per Common Share shall be determined by dividing the aggregate sale price of all Common Shares sold on the aforementioned exchange or market, as the case may be, during the aforementioned 30 consecutive trading days by the total number of Common Shares so sold;

(i)

“Director” means a director of the Company for the time being and reference to “without more action by the directors” means action by the directors of the Company as a board or, whenever duly empowered, action by a committee of the board;

(j)

“Dividends paid in the Ordinary Course” means dividends paid on the Common Shares in any financial year of the Company, whether in cash or in securities, property or assets of equivalent value, to the extent that such dividends in the aggregate do not exceed in amount or value the greater of:

(i)

200% of the aggregate amount or value of the dividends declared payable by the Company on the Common Shares in the period of 12 consecutive months ended immediately prior to the first day of such fiscal year; and

(ii)

100% of the consolidated net earnings of the Company, before extraordinary items and after dividends paid on any and all preferred shares of the Company (if any) for the period of 12 consecutive months ended immediately prior to the first day of such fiscal year (such consolidated net earnings to be as shown in the audited consolidated financial statements of

V0168540001/114677.v2

the Company for such 12 month period or, if there are no audited financial statements in respect of such period, computed in accordance with generally accepted accounting principles consistent with those applied in the preparation of the most recent audited consolidated financial statements of the Company);

and for such purposes the amount of any dividends paid in other than cash or shares shall be the fair market value of such dividends as determined by the directors of the Company;

(k)

“Exercise Price” means a price of $3.50 per Warrant Share which is the consideration required to be paid by a Warrantholder to the Company upon the Warrantholder exchanging its Warrant(s) to acquire Warrant Share(s), subject to adjustment pursuant to Article 4;

(l)

“Expiry Date” means April 8, 2006;

(m)

“Expiry Time” means 4:00 p.m. (Vancouver time) on the Expiry Date;

(n)

“Indenture”, “herein”, “hereto”, “hereunder”, “hereof”, “hereby” and similar expressions mean or refer to this Indenture and not to any particular Article, Section, Subsection, paragraph, clause, subdivision or portion hereof and include any indenture, deed or instrument supplemental or ancillary hereto; and the expressions “Article”, “Section”, “Subsection” and “paragraph” followed by a number mean and refer to the specified Article, Section, Subsection or paragraph of this Indenture;

(o)

“Subsidiary of the Company” means a corporation of which voting securities carrying a majority of the votes attached to all outstanding voting securities are owned, directly or indirectly, by the Company or by one or more subsidiaries of the Company, or by the Company and one or more subsidiaries of the Company, and, as used in this definition, voting securities means securities, other than debt securities, carrying a voting right to elect directors either under all circumstances or under some circumstances that may have occurred and are continuing;

(p)

“trading day” means any day on which the facilities of the TSX Venture Exchange, or, if the Common Shares are not listed thereon, the facilities of any stock exchange on which the Common Shares are listed are open for trading;

(q)

“Trustee” means Pacific Corporate Trust Company, having an office at 625 Howe Street, 10th Floor, Vancouver, B.C.  V6C 3B8 or its successors under this Indenture;

(r)

“U.S. Person” and “United States” have the meanings ascribed thereto in Regulation S under the 1933 Act;

(s)

“Warrant” means a common share purchase warrant of the Company, each one (1) Warrant entitling the holder thereof to purchase a Warrant Share at a price of $3.50 per Warrant Share at any time up to the Expiry Time on the Expiry Date and having the terms and conditions set out in this Indenture;

(t)

“Warrant Certificate” means a certificate evidencing one or more Warrants substantially in the form attached hereto as Schedule “A”;

(u)

“Warrant Share” means a previously unissued Common Share issued pursuant to the exercise of a Warrant;

(v)

“Warrantholder” means the registered holder of an outstanding Warrant; and

(w)

“1933 Act” means the United States Securities Act of 1933, as amended.

V0168540001/114677.v2

1.2

Headings

The division of this Indenture into Articles, Sections, Subsections or other subdivisions, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or the Warrants.

1.3

Gender

Words importing the singular number also include the plural and vice versa and words importing the masculine gender include the feminine gender.

1.4

Weekends and Holidays

If the date for the taking of any action under this Indenture expires on a day other than a Business Day, such action may be taken on the next succeeding Business Day with the same force and effect as if taken within the period for the taking of such action.

1.5

Meaning of “Outstanding”

Every Warrant represented by a Warrant Certificate countersigned by the Trustee and delivered to the Warrantholder is deemed to be outstanding until the Expiry Time or until it is cancelled or delivered to the Trustee for cancellation.  Where a new Warrant Certificate has been issued pursuant to Section 2.7 to replace one which has been mutilated, lost, stolen or destroyed, the Warrants represented by only one of such Warrant Certificates are counted for the purpose of determining the aggregate number of Warrants outstanding.

1.6

Time

Time is of the essence hereof and of the Warrant Certificates.

1.7

Applicable Law

This Indenture and the Warrant Certificates are subject to and construed in accordance with the laws of the Province of British Columbia.  The parties hereto shall submit to the non-exclusive jurisdiction of the Courts in the Province of British Columbia.  The parties agree that any litigation between the parties which arises pursuant to or in connection with this Indenture, or any of its provisions, shall be referred to the Courts in the Province of British Columbia and shall not be referred to the Courts in any other jurisdiction.

1.8

Currency

A reference to currency means Canadian currency unless specifically indicated otherwise.

ARTICLE 2
ISSUE AND PURCHASE OF WARRANTS

2.1

Creation, Form and Terms of Warrants

(a)

The Company hereby creates and authorizes for issuance hereunder up to 5,000,000 Warrants, each one (1) Warrant entitling the holder thereof to acquire, upon payment of the Exercise Price and subject to adjustment in accordance with the terms of Article 4 of the Indenture, one (1) Warrant Share.  The Warrants will be dated the date hereof (including all replacement certificates issued in accordance with this Indenture).

(b)

The Warrants are issued in registered form and the Warrant Certificates will be substantially in the form set out or referred to in Schedule “A” hereto with, subject to the provisions of this Indenture,

V0168540001/114677.v2

such additions, variations, or omissions as may from time to time be agreed upon between the Company and the Warrantholders and are numbered in such manner as the Company may prescribe.  All Warrants are, save as to denominations, of like tenor and effect.  The Warrant Certificates may be engraved, printed, lithographed, or partly in one form and partly in another, as the Company may determine.  No change in the form of the Warrant Certificates is required by reason of any adjustment made pursuant to Article 4 hereof in the number of Warrant Shares which may be acquired pursuant to the exercise of the Warrants.

(c)

All certificates for Warrants, and any replacement Warrants, will have the following legend endorsed thereon:

“THIS WARRANT AND THE SECURITIES DELIVERED UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.  THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS THE WARRANT AND THE UNDERLYING SECURITIES HAVE BEEN REGISTERED UNDER THE 1933 ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.  “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE 1933 ACT.”

(d)

All certificates for Warrants, and any replacement Warrants, issued to any person who is in the United States or is a U.S. Person or an agent of a U.S. Person will have the following legend endorsed thereon:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”).  THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE 1933 ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND WITH RESPECT TO SUBPARAGRAPHS (C) AND (D) HEREOF, THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE COMPANY.  DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.  AT ANY TIME THE COMPANY IS A “FOREIGN ISSUER” AS DEFINED IN RULE 902 UNDER THE 1933 ACT, A NEW CERTIFICATE, BEARING NO LEGEND, THE DELIVERY OF WHICH WILL CONSTITUTE “GOOD DELIVERY” MAY BE OBTAINED FROM THE TRUSTEE UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN FORM SATISFACTORY TO THE COMPANY AND THE TRUSTEE TO THE EFFECT THAT THE SALE OF THE SECURITIES IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT AT A TIME WHEN THE COMPANY IS A “FOREIGN ISSUER” AS DEFINED IN RULE 902 UNDER THE 1933 ACT.”

provided, that if the Warrant is being sold under clause (B) of the foregoing legend at a time when the Company is a “foreign issuer” as defined in Rule 902 under the 1933 Act, the legend specified in this subsection 2.1(e) may be removed by providing a declaration to the Trustee in the form attached as Appendix C to the Warrant Certificate attached hereto as Schedule “A”, or in such other form as the Company may from time to time prescribe, to the effect that the sale of the securities is being made in compliance with Rule 904 of Regulation S under the 1933 Act.

(e)

The Warrants may only be exercised in accordance with the provision of Section 5.1 hereof.

V0168540001/114677.v2

2.2

Transferability and Ownership of Warrants

(a)

The Company shall cause the Trustee to keep at its Vancouver office set forth in Section 1.1(p) a register in which the Trustee shall enter the names and addresses of the Warrantholders and particulars of the Warrants held by them.  The Trustee shall cause the register to be open at all reasonable times for inspection by the Company, the Agents and any Warrantholder.

(b)

The Warrants may only be transferred in accordance with applicable securities laws and upon compliance with the conditions herein, on the register kept at the offices of the Trustee set forth in Section 1.1(p) by the Warrantholder (or its legal representatives or its attorney duly appointed) duly executing the transfer form attached as Appendix B to the Warrant Certificate and complying with such other reasonable requirements as the Company and the Trustee may prescribe and such transfer shall be duly noted on the register by the Trustee.

(c)

Notwithstanding anything contained in this Indenture, or the Warrant Certificate, the Trustee:

(i)

understands and acknowledges that the Warrants and the Warrant Shares issuable upon the exercise of the Warrants have not been, and will not be, registered under the 1933 Act;

(ii)

shall only register a transfer of a Warrant imprinted with the legend specified in subsection 2.1(d) if the Trustee has received, in addition to a properly completed and executed certificate in the form attached as Appendix B to the Warrant Certificate, either (A)  a properly completed and executed certificate in the form attached as Appendix C to the Warrant Certificate or (B) a written opinion of counsel or other evidence satisfactory to the Company and the Trustee, acting reasonably, to the effect that the transfer of such Warrant is in compliance with applicable United States federal and state securities laws and, in the case of a written opinion of counsel, the Company has provided a direction to the Trustee to proceed with such registration; and

(iii)

shall not register any transfer of a Warrant if it has reasonable grounds to believe that such transfer is otherwise not in accordance with applicable law.

(d)

Upon any transfer of Warrants in accordance with the provisions of this Indenture, the Company covenants and agrees with the Trustee, on behalf of the transferee holder and with the transferee holder, that the transferee holder is a permitted assignee of the transferring holder.

(e)

Upon becoming a Warrantholder in accordance with the provisions of this Indenture, the transferee thereof shall be deemed to have acknowledged and agreed to be bound by this Indenture.  Upon registration of such transferee as the Warrantholder of the Warrant, the transferor shall cease to have any further rights under this Indenture with respect to such Warrant or Warrant Shares issuable in respect thereof.

(f)

Subject to the provisions of this Indenture and applicable law, the registered Warrantholder is entitled to the rights and privileges attaching to the Warrants, and the issue of Warrant Shares by the Company on exercise of Warrants by any Warrantholder thereof in accordance with the terms and conditions herein contained discharges all responsibilities of the Company and the Trustee with respect to such Warrants and neither the Company nor the Trustee is bound to inquire into the title of any such registered holder.

(g)

The Company and the Trustee shall deem and treat the registered holder of any Warrant as the absolute legal and beneficial owner thereof for all purposes and neither the Company nor the Trustee is affected by any notice to the contrary.

V0168540001/114677.v2

2.3

Warrantholders Not Shareholders

A Warrantholder is not deemed or regarded as a shareholder of the Company nor is such Warrantholder entitled to any right or interest except as is expressly provided in this Indenture and in the Warrant Certificates.

2.4

Warrants to Rank Pari Passu

Except as otherwise provided herein, a Warrant will rank pari passu with all other warrants, whatever may be the actual dates of issue of the Warrant Certificates that evidence them.

2.5

Signing of Warrants

Any one director or officer of the Company shall sign the Warrant Certificates either manually or by facsimile signature.  A facsimile signature upon any Warrant Certificate is for all purposes hereof deemed to be the signature of the person whose signature it purports to be and to have been signed at the time such facsimile signature is reproduced.  If a person whose signature, either manually or in facsimile, appears on a Warrant Certificate is not a director or officer of the Company at the date of this Indenture or at the date of the countersigning and delivery of such Warrant Certificate, such fact does not affect in any way the validity of the Warrants or the entitlement of the Warrantholder to the benefits of this Indenture or of the Warrant Certificate.

2.6

Countersigning

No Warrant Certificate shall be issued, or if issued, is valid or exercisable or entitles the holder thereof to the benefits of this Indenture, until the Warrant Certificate has been countersigned by the Trustee.  The countersignature by or on behalf of the Trustee on any Warrant Certificate is not construed as a representation or warranty by the Trustee as to the validity of this Indenture or of the Warrants or as to the performance by the Company of its obligations under this Indenture and the Trustee is in no way liable or answerable for the use made of the Warrants.  The countersignature of the Trustee is, however, a representation and warranty of the Trustee that the Warrant Certificate has been duly countersigned by or on behalf of the Trustee pursuant to the provisions of this Indenture or of the Warrant Certificate.

2.7

Loss, Mutilation, Destruction or Theft of Warrants

(a)

In case any of the Warrant Certificates issued and countersigned hereunder is mutilated or lost, destroyed or stolen, the Company, in its discretion, may issue and deliver a new Warrant Certificate of like date and tenor in exchange for and in place of the one mutilated, lost, destroyed or stolen and upon surrender and cancellation of such mutilated Warrant Certificate or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate and the substituted Warrant Certificate entitles the holder thereof to the benefits hereof and ranks equally in accordance with its terms with all other Warrants issued hereunder.

(b)

The Warrantholder applying for the issue of a new Warrant Certificate pursuant to this Section shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as is satisfactory to the Company and the Trustee in their discretion.  The Company may require such applicant to furnish an indemnity and surety bond in amount and form satisfactory to the Company and the Trustee in their discretion, and the applicant shall pay the reasonable charges of the Company and the Trustee in connection therewith.

2.8

Exchange of Warrants

A Warrantholder may at any time prior to the Expiry Time, by written instruction delivered to the Trustee at an office set forth in Section 1.1(p), exchange his Warrant Certificates for Warrant Certificates evidencing

V0168540001/114677.v2

Warrants in other denominations entitling the Warrantholder to acquire in the aggregate the same number of Warrant Shares as it was entitled under the Warrant Certificates so surrendered, in which case the Trustee may make a charge sufficient to reimburse it for any government fees or charges required to be paid and an additional reasonable charge for every Warrant Certificate issued upon exchange.  The Warrantholder surrendering such Warrant Certificate shall bear such fee and charge.  Payment of the charges is a condition precedent to the exchange of the Warrant Certificate.  The Company shall sign and the Trustee shall countersign all Warrant Certificates necessary to carry out exchanges as aforesaid.

2.9

Purchase of Warrants for Cancellation

Subject to applicable law, the Company may, at any time or from time to time, purchase all or any of the Warrants in the market, by private contract or otherwise, on such terms as the Company may determine.  All Warrants so purchased shall forthwith be delivered to the Trustee and cancelled by the Trustee and no Warrants shall be issued in substitution therefor.

ARTICLE 3
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY

The Company represents, warrants, covenants and agrees with the Trustee for the benefit of the Trustee and the Warrantholders as follows:

3.1

To Issue Warrants and Reserve Warrant Shares

The Company is duly authorized to create and issue the Warrants and that the Warrants, when issued and countersigned by the Trustee, will be valid and enforceable obligations of the Company and that, subject to the provisions of this Indenture, the Company shall cause Warrant Shares from time to time acquired pursuant to the exercise of Warrants to be duly issued, upon payment of the Exercise Price, to Warrantholders.  At all times while any of the Warrants are outstanding, the Company shall reserve and allot out of its authorized capital a number of Common Shares sufficient to enable the Company to meet its obligation to issue Warrant Shares in respect of the exercise of all Warrants outstanding from time to time.  All Warrant Shares acquired pursuant to the exercise of the Warrants shall be fully paid and non-assessable.

3.2

To Carry out this Indenture and Execute Further Assurances

The Company will duly and punctually perform and carry out all of the acts or things to be done by it as provided in this Indenture and the Company shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, all other acts, deeds and assurances in law as may reasonably be required for the better accomplishing and effecting of the intentions and provisions of this Indenture.

3.3

To Carry On Business

Subject to the express provisions hereof, the Company shall carry on and conduct and shall cause to be carried on and conducted its business in the same manner as heretofore carried on and conducted, provided, however, that the Company or any Subsidiary of the Company may cease to operate or may dispose of any business, premises, property, assets or operation if in the opinion of the directors or officers of the Company or such Subsidiary of the Company, as the case may be, it would be advisable and in the best interests of the Company or such Subsidiary of the Company to do so; and subject to the express provisions hereof, it shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, provided, however, that (subject to Articles 4 and 7.2 hereof) nothing herein contained shall prevent the amalgamation, consolidation, merger, sale, winding-up or liquidation of the Company or such Subsidiary of the Company or the abandonment of any rights and franchises of the Company or such Subsidiary of the Company if, in the opinion of the directors or officers of the Company or such Subsidiary of the Company, as the case may be, it is advisable and in the best interest of the Company or of such Subsidiary of the Company to do so.

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3.4

Reporting Issuer

The Company is currently a reporting issuer not in default in British Columbia, Alberta and Ontario will use its best efforts to maintain its status as a reporting issuer in the provinces of British Columbia, Alberta and Ontario for a period of two years from the date hereof.

3.5

Securities Qualification Requirements

If any instrument is required to be filed with or any permission is required to be obtained from any Canadian provincial securities regulatory authority or any other step is required under any Canadian federal or provincial law before any securities or property which a Warrantholder is entitled to receive pursuant to the exercise of a Warrant may properly and legally be delivered upon the due exercise of a Warrant, the Company covenants that it shall use its best efforts to take all such action, at its expense, as is required or appropriate in the circumstances.

3.6

Listing on the TSX Venture Exchange

The Company will use its best efforts to maintain the listing of the Common Shares on the TSX Venture Exchange and to ensure that the Warrant Shares will be listed and posted for trading on such exchange simultaneously with their issue and to maintain such listing and posting thereafter.

3.7

Shareholder Information

The Company will send to each Warrantholder copies of all financial statements and other materials furnished to holders of Common Shares after the date of this Indenture.

3.8

Compliance with Covenants

The Company will comply with all covenants and satisfy all terms and conditions on its part to be performed and satisfied under this Indenture.

3.9

Trustee Remuneration

The Company will pay the Trustee such reasonable remuneration for its services hereunder as the Company and the Trustee agree to from time to time and will pay or reimburse the Trustee upon its request for all reasonable expenses and disbursements of the Trustee in the administration or execution of the trusts hereby created  (including the reasonable compensation and disbursements of its counsel and all other advisers and assistants not regularly in its employ) until all duties of the Trustee hereunder shall be finally and fully performed, except any such expense or disbursement in connection with or related to or required to be made as a result of the gross negligence or fraud of the Trustee.

3.10

Corporate Existence

The Company will use its best efforts to remain a corporation in good standing, under the Company Act (British Columbia) for a period of two years from the date hereof.

ARTICLE 4
ADJUSTMENT OF NUMBER AND PRICE OF WARRANT SHARES

4.1

Adjustment of Number and Price of Warrant Shares

The rights to acquire Warrant Shares in effect at any date attaching to the Warrants are subject to adjustment from time to time as follows:

(a)

if and whenever at any time from the date hereof and prior to the Expiry Time, the Company:

V0168540001/114677.v2

(i)

subdivides its outstanding Common Shares into a greater number of shares;

(ii)

consolidates its outstanding Common Shares into a smaller number of shares; or

(iii)

issues Common Shares or securities exchangeable for or convertible into Common Shares (collectively, “convertible securities”) to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend (other than the issue of Common Shares or convertible securities to such holders as Dividends paid in the Ordinary Course), any of such events in these clauses (i), (ii) and (iii) being called a “Common Share Reorganization”, the number of Warrant Shares obtainable under each Warrant is adjusted immediately after the effective date of the subdivision or consolidation or on the record date for the issue of Common Shares or convertible securities by way of stock dividend, by multiplying the number of Warrant Shares previously obtainable on the exercise of a Warrant by the fraction of which:

(A)

the numerator is the total number of Common Shares outstanding immediately after such effective or record date, or, in the case of the issuance of convertible securities, the total number of Common Shares outstanding immediately after such date plus the total number of Common Shares issuable upon conversion or exchange of such convertible securities; and

(B)

the denominator is the total number of Common Shares outstanding immediately prior to the applicable effective or record date;

and the Exercise Price shall be adjusted at the same time by multiplying the Exercise Price in effect at the time of such event by the inverse of the aforesaid fraction; and the Company and the Trustee, upon receipt of notice pursuant to Section 4.3, shall make such adjustment successively whenever any event referred to in this Subsection 4.1 (a) occurs and any such issue of Common Shares or convertible securities by way of a stock dividend is deemed to have occurred on the record date for the stock dividend for the purpose of calculating the number of outstanding Common Shares under this Subsection 4.1(a). To the extent that any convertible securities are not converted into or exchanged for Common Shares, the number of Warrant Shares obtainable under each Warrant shall be readjusted to the number of Warrant Shares that is then obtainable based upon the number of Common Shares actually issued on conversion or exchange of such convertible securities;

(b)

if and whenever at any time from the date hereof and prior to the Expiry Time the Company shall fix a record date for the issue of rights, options or warrants to all or substantially all of the holders of Common Shares under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue (“Rights Period”), to subscribe for or acquire Common Shares at a price per share to the holder of less than 95% of the Current Market Price for the Common Shares on such record date (any of such events being called a “Rights Offering”), then the number of Warrant Shares obtainable upon the exercise of each Warrant shall be adjusted effective immediately after the end of the Rights Period to a number determined by multiplying the number of Warrant Shares obtainable upon the exercise thereof immediately prior to the end of the Rights Period by a fraction:

(i)

the numerator of which shall be the number of Common Shares outstanding after giving effect to the Rights Offering and including the number of Common Shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering; and

(ii)

the denominator of which shall be the aggregate of:

(A)

the number of Common Shares outstanding as of the record date for the Rights Offering, and

V0168540001/114677.v2

(B)

a number determined by dividing (1) the product of the number of Common Shares issued or subscribed during the Rights Period upon the exercise of the rights, warrants, or options under the Rights Offering and the price at which such Common Shares are offered by (2) the Current Market Price of the Common Shares as of the record date for the Rights Offering;

and the exercise price of the Warrant Shares shall be adjusted at the same time by multiplying the exercise price in effect on such record date by the inverse of the aforesaid fraction;

(c)

if and whenever at any time from the date hereof and prior to the Expiry Time the Company shall issue or distribute to all or to substantially all the holders of the Common Shares:

(i)

securities of the Company including rights, options or warrants to acquire shares of any class or securities exchangeable for or convertible into or exchangeable into any such shares or property or assets and including evidences of its indebtedness, or

(ii)

any property or other assets,

and if such issuance or distribution does not constitute Dividends Paid in the Ordinary Course, a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a “Special Distribution”), the number of Warrant Shares obtainable upon the exercise of each Warrant shall be adjusted effective immediately after the record date at which the holders of affected Common Shares are determined for purposes of the Special Distribution to a number determined by multiplying the number of Warrant Shares obtainable upon the exercise thereof in effect on such record date by a fraction:

(iii)

the numerator of which shall be the number of Common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on such record date; and

(iv)

the denominator of which shall be:

(A)

the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date; less

(B)

the excess, if any, of (1) the fair market value on such record date, as determined by action by the directors (whose determination shall be conclusive), to the holders of the Common Shares of such securities or property or other assets so issued or distributed in the Special Distribution over (2) the fair market value of the consideration received therefor by the Company from the holders of the Common Shares, as determined by action by the directors (whose determination shall be conclusive);

and the exercise price of the Warrant Shares shall be adjusted immediately after such record date by multiplying the exercise price in effect on such record date by the inverse of the aforesaid fraction;

(d)

if and whenever at any time from the date hereof and prior to the Expiry Time, there is a reclassification of the Common Shares or a capital reorganization of the Company other than as described in Subsection 4.1(a) or a consolidation, amalgamation, arrangement or merger of the Company with or into any other body corporate, trust, partnership or other entity, or a sale or conveyance of the property and assets of the Company as an entirety or substantially as an entirety, every Warrantholder is entitled to receive upon exercise in accordance with the terms and conditions hereof and shall accept, in lieu of the number of Warrant Shares obtainable under the Warrants to which it was previously entitled, the kind and number of Warrant Shares or other securities or

V0168540001/114677.v2

property that the Warrantholder would have been entitled to receive on such reclassification, capital reorganization, consolidation, arrangement, amalgamation, merger, sale or conveyance, if, on the record date or the effective date thereof, as the case may be, the Warrantholder had been the registered holder of the number of Warrant Shares obtainable upon the exercise of Warrants then held, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this Section 4.1.  The Company shall not carry into effect any action requiring an adjustment pursuant to this Subsection 4.1(d) unless all necessary steps have been taken so that the Warrantholders are thereafter entitled to receive such kind and number of Warrant Shares, other securities or property.  The Company, its successor, or the purchasing body corporate, partnership, trust or other entity, as the case may be, shall, prior to or contemporaneously with any such reclassification, reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance, enter into an indenture which provides, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the Warrantholders to the end that the provisions set forth in this Indenture are correspondingly made applicable, as nearly as may reasonably be, with respect to any shares, other securities or property to which a Warrantholder is entitled on the exercise of his acquisition rights thereafter.  An indenture entered into by the Company pursuant to the provisions of this Subsection 4.1(d) is deemed a supplemental indenture entered into pursuant to the provisions of Article 7.  An indenture entered into between the Company, any successor to the Company or any purchasing body corporate, partnership, trust or other entity and the Trustee must provide for adjustments which are as nearly equivalent as may be practicable to the adjustments provided in this Section 4.1 and which apply to successive reclassifications, reorganizations, amalgamations, consolidations, mergers, sales or conveyances;

(e)

where this Section 4.1 requires that an adjustment becomes effective immediately after a record date or effective date, as the case may be for an event referred to herein, the Company may defer, until the occurrence of that event, issuing to the Warrantholder exercising his acquisition rights after the record date or effective date, as the case may be and before the occurrence of that event the adjusted number of Warrant Shares, other securities or property issuable upon the exercise of the Warrants by reason of the adjustment required by that event.  If the Company relies on this Subsection 4.1(e) to defer issuing an adjusted number of Warrant Shares, other securities or property to a Warrantholder, the Warrantholder has the right to receive any distributions made on the adjusted number of Warrant Shares, other securities or property declared in favour of holders of record on and after the date of exercise or such later date as the Warrantholder would but for the provisions of this Subsection 4.1(e), have become the holder of record of the adjusted number of Warrant Shares, other securities or property pursuant to Sections 5.2 and 5.3;

(f)

the adjustments provided for in this Section 4.1 are cumulative.  After any adjustment pursuant to this Section 4.1, the term “Warrant Share” where used in this Indenture is interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to this Section, the Warrantholder is entitled to receive upon the exercise of his Warrant, and the number of Warrant Shares obtainable in any exercise made pursuant to a Warrant is interpreted to mean the number of Warrant Shares the Warrantholder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, upon the full exercise of a Warrant;

(g)

all shares of any class which a Warrantholder is at the time in question entitled to receive on the full exercise of his Warrant, whether or not as a result of adjustments made pursuant to this Section 4.1 are, for the purposes of the interpretation of this Indenture, deemed to be securities which that Warrantholder is entitled to acquire pursuant the exercise of a Warrant;

(h)

in the event of a question arising with respect to the adjustments provided for in this Section 4.1, that question shall be conclusively determined by the Company’s auditors who shall have access to all necessary records of the Company, and a determination by the Company’s auditors is binding upon the Company, the Trustee, all Warrantholders and all other persons interested therein;

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(i)

no adjustment in the number of Warrant Shares obtainable upon exercise of Warrants shall be made in respect of any event described in Section 4.1, other than the events referred to in clauses (i) and (ii) of Subsection (a) thereof, if the Warrantholders are entitled to participate (subject to the prior consent of the TSX Venture Exchange) in such event on the same terms, mutatis mutandis, as if the Warrantholders had exercised their Warrants prior to or on the effective date or record date of such event;

(j)

in the event that the Company after the date of issue of the Warrants shall take any action affecting the Warrant Shares, other than action described in Section 4.1, which in the opinion of the directors of the Company would materially affect the rights of Warrantholders, the number of Warrant Shares obtainable upon exercise shall be adjusted in such manner, if any, and at such time, by action by the directors, in their sole discretion as they may determine to be equitable in the circumstances, but subject in all cases to the consent of the TSX Venture Exchange and to any other necessary regulatory approval.  Failure of the taking of action by the directors so as to provide for an adjustment on or prior to the effective date of any action by the Company affecting the Warrant Shares shall be conclusive evidence that the board of directors of the Company has determined that it is equitable to make no adjustment in the circumstances;

(k)

if the Company shall set a record date to determine the holders of the Warrants for the purpose of entitling them to receive any dividend or distribution or any subscription or exercise rights and shall, thereafter and before the distribution to such shareholders of any such dividend, distribution or subscription or exercise rights, legally abandon its plan to pay or deliver such dividend, distribution or subscription or exercise rights, then no adjustment in the number of Warrant Shares obtainable upon exercise of any Warrant shall be required by reason of the setting of such record date; and

(l)

in the absence of a resolution of the directors fixing a record date for a Special Distribution or Rights Offering, the Company shall be deemed to have fixed as the record date therefor the date on which the Special Distribution or Rights Offering is effected.

4.2

Proceedings Prior to any Action Requiring Adjustment

As a condition precedent to the taking of any action which would require any adjustment in any of the:

(a)

subscription rights pursuant to any of the Warrants, including the number or class of shares or other securities which are to be received upon the exercise thereof, the Company shall take any corporate action which may, in the opinion of counsel to the Company, be necessary in order that the Company have unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares or other securities which all the holders of such  Warrants are entitled to receive on the full exercise thereof in accordance with the provisions thereof; or

(b)

acquisition rights pursuant to the Warrants, including the number of Warrant Shares obtainable upon the exercise thereof, the Company shall take any corporate action which may in its opinion be necessary in order that the Company or any successor to the Company has unissued and reserved common shares in its authorized capital and may validly and legally issue as fully paid and non-assessable all the Warrant Shares and may validly and legally deliver all other securities or property which the Warrantholders are entitled to receive on the full exercise of the Warrants in accordance with the provisions hereof.

4.3

Certificate of Adjustment

The Company shall, from time to time immediately after the occurrence of any event which requires an adjustment as provided in Section 4.1, deliver a notice to the Warrantholders and the Trustee specifying the nature of the event requiring the adjustment, the amount of the adjustment necessitated thereby, and setting forth in reasonable detail the method of calculation and the facts upon which the calculation is based.

V0168540001/114677.v2

4.4

No Action After Notice

The Company covenants with the Trustee that it will not close its transfer books or take any other corporate action which might deprive the holder of a Warrant of the opportunity of exercising rights of acquisition pursuant thereto during the period of 14 days after giving of the notice set forth in Section 4.3 hereof.

4.5

Protection of Trustee

The Trustee:

(a)

is not at any time under any duty or responsibility to a Warrantholder to determine whether any facts exist which require any adjustment contemplated by Section 4.1, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b)

is not accountable with respect to the validity or value (or the kind or amount) of any shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Warrant;

(c)

is not responsible for any failure of the Company to make any cash payment or to issue or deliver Warrant Shares upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article 4; and

(d)

shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Company of any of the representations, warranties or covenants herein contained or of any acts of the agents or servants of the Company.

ARTICLE 5
EXERCISE AND EXPIRATION OF WARRANTS

5.1

Exercise of Warrants

(a)

A Warrantholder may, at any time and from time to time before the Expiry Time, exercise all or any number of the Warrants which remain outstanding and are then held by the Warrantholder, by surrendering to the Trustee the Warrant Certificate or certificates representing the number of Warrants to be exercised, together with a duly completed and executed exercise form(s) in the form attached to the Warrant Certificate(s) and a certified cheque, bank draft or wire transfer in lawful money of Canada payable to or to the order of the Company  at par in the City of Vancouver in an amount equal to the Exercise Price in respect of each Warrant Share subscribed for.  Upon the exercise of Warrants pursuant to this Section 5.1, the Warrant Shares issued upon the exercise of the Warrants, registered in the name of the Warrantholder so exercising, shall be delivered to the Warrantholder within a reasonable time, not exceeding three Business Days, to the address of the Warrantholder specified in the register for Warrants.

(b)

The exercise form attached to the Warrant Certificates shall not be deemed to be duly completed if the name and mailing address of the holder do not appear legibly on such exercise form and such exercise form is not signed by the holder, his executors, administrators, other legal representatives or such holder’s attorney duly appointed.

(c)

If any of the Common Shares in respect of which the Warrants are exercised are to be issued to a person or persons other than the Warrantholder in accordance with the provisions of Section 2.2 hereof, the Warrantholder shall pay to the Trustee such reasonable fees and all requisite stamp or security transfer taxes or other governmental charges eligible in connection with the issue of such Common Shares to such other person or persons or shall establish to the satisfaction of the Trustee that such taxes and charges have been paid.

V0168540001/114677.v2

(d)

The Warrants and the Warrant Shares issuable upon exercise thereof have not been registered under the 1933 Act or the securities laws of any state of the United States, and the Warrants may not be exercised within the United States or by or on behalf of any U.S. Person or person in the United States unless the Warrant Shares are registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available.  The Trustee shall not issue or register Warrant Shares or the certificates representing such Warrant Shares unless the holder has executed and delivered to the Trustee an Exercise Form as attached as Appendix A to the Warrant Certificate and:

(i)

such person was an original subscriber for the Warrants and makes the representations set forth in subsection 3 of the Exercise Form attached as Appendix A to the Warrant Certificate which is attached as Schedule “A” hereto;

(ii)

the Company and the Trustee receive a written opinion of counsel satisfactory to them that the Warrant Shares to be delivered upon exercise of the Warrants have been registered under the 1933 Act and the securities laws of all applicable states of the United States or are exempt from registration thereunder; or

(iii)

the Trustee receives written certification that such person is not a U.S. Person, that such Warrant is not being exercised in the United States or for the account or benefit of a U.S. Person or person in the United States, and that such person has complied in all other respects to the requirements of Regulation S of the 1933 Act in the form attached as Appendix A to the Warrant Certificate which is attached as Schedule “A” hereto.

The Trustee may rely solely on the exercise form attached as Appendix A to the Warrant Certificate and any materials received pursuant to subsection (ii) above, if applicable, in determining whether the holder has complied with all applicable securities legislation.

5.2

Effect of Exercise of Warrants

Upon the exercise and payment by the holder of the Warrants as provided in Section 5.1, the Warrant Shares shall thereupon be issued and each Warrantholder is, at the time of delivery of exercise and payment, deemed to have become the holder or holders of record of the Warrant Shares comprised therein, in respect of which the Warrants are exercised or are deemed to have been exercised. Subject to Subsection 4.1, the Warrant Shares issued upon the valid exercise of Warrants are only entitled to dividends declared in favour of shareholders of record on and after the date of exercise from which date such Warrant Shares are for all purposes and are deemed to be issued and outstanding as fully paid and non-assessable Common Shares.

5.3

Partial Exercise of Warrants

A Warrantholder may exercise less than all of the Warrants held by such Warrantholder.  In the event of any exercise of a number of Warrants less than the number which the holder is entitled to receive, the Warrantholder upon such exercise shall, in addition, be entitled to receive without charge therefor, a new Warrant Certificate(s) in respect of the balance of the Warrants represented by the surrendered Warrant Certificate and which are not then exercised.

5.4

Expiration of Warrants

After the Expiry Time, all rights under any Warrants in respect of which the right of exercise herein and therein provided for shall not theretofore have been exercised in accordance herewith and therewith shall wholly cease and terminate and such Warrant shall be void and have no effect.

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5.5

Fractions of Shares

(a)

Where a Warrantholder is entitled to receive, as a result of the adjustments provided for in Section 4.1 or otherwise, on the exercise or partial exercise of its Warrants a fraction of a Warrant Share, such right may only be exercised in respect of such fraction in combination with another Warrant or Warrants which in the aggregate entitle the Warrantholder to receive a whole number of Warrant Shares.

(b)

If a Warrantholder is not able to, or elects not to, combine Warrants so as to be entitled to acquire a whole number of Warrant Shares, the Warrantholder may not exercise the right to acquire a fractional Warrant Share, and, as a result, has the right to acquire only that number of Warrant Shares equal to the next lowest whole number of Warrant Shares.

5.6

Accounting and Recording

(a)

The Trustee shall promptly notify the Company with respect to Warrants exercised.  The Trustee shall record the particulars of the Warrants exercised which include the name or names and addresses of the persons who become holders of Warrant Shares on exercise pursuant to this Article 5 and the number of Warrant Shares issued.  Within three Business Days of the exercise of each Warrant pursuant to Section 5.1, the Trustee shall provide those particulars in writing to the Company.

(b)

The Trustee shall promptly account to the Company with respect to the Warrants exercised and shall forward to the Company (or into an account or accounts of the Company with the bank or trust company designated by the Company for that purpose) all monies received on the purchase of the Warrant Shares through the exercise of the Warrants.  All such monies, and any securities or other instruments from time to time received by the Trustee, shall be received in trust for the Company.

5.7

Issuance of Warrant Shares

All certificates for Warrant Shares issued upon exercise of Warrants to any person who shall fail to certify to the Company at the time of exercise of the Warrants that it is not a U.S. Person and is not exercising the Warrant in the United States or for the account or benefit of a U.S. Person or person in the United States on the exercise of the Warrant shall, unless such Warrant Shares are registered under the 1933 Act and all applicable state securities laws, have the following legend endorsed thereon:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”).  THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE 1933 ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND WITH RESPECT TO SUBPARAGRAPHS (C) AND (D) HEREOF, THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE COMPANY.  DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.  AT ANY TIME THE COMPANY IS A “FOREIGN ISSUER” AS DEFINED IN RULE 902 UNDER THE 1933 ACT, A NEW CERTIFICATE, BEARING NO LEGEND, THE DELIVERY OF WHICH WILL CONSTITUTE “GOOD DELIVERY” MAY BE OBTAINED FROM THE COMPANY’S TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN FORM SATISFACTORY TO THE COMPANY AND ITS TRANSFER AGENT TO THE EFFECT THAT THE SALE OF THE SECURITIES IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT AT A TIME WHEN THE COMPANY IS A “FOREIGN ISSUER” AS DEFINED IN RULE 902 UNDER THE 1933 ACT.”

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ARTICLE 6
MEETINGS OF WARRANTHOLDERS

6.1

Definitions

In this Article 6 or otherwise in this Indenture:

(a)

“Adjourned Meeting” means a Meeting adjourned in accordance with Section 6.8;

(b)

“Extraordinary Resolution” means a resolution proposed to be passed as an extraordinary resolution at a Meeting duly convened for that purpose and held in accordance with the provisions of this Article 6, and carried by not less than 2/3 of the votes cast on such resolution; and

(c)

“Meeting” means a meeting of the Warrantholders.

6.2

Convening Meetings

The Trustee or the Company may convene a Meeting at any time at the expense of the Company.  Upon receipt of a written requisition signed in one or more counterparts by Warrantholders holding not less than 25% of the Warrants outstanding, the Trustee or the Company shall convene a Meeting, provided that adequate provision has been made by the Company or the Warrantholders for the costs of convening and holding a Meeting.  If the Trustee or the Company fails to convene the Meeting within 15 Business Days after being duly requisitioned to do so, the Warrantholders holding not less than 10% of the Warrants outstanding may themselves convene a Meeting the notice for which must be signed by a person that those Warrantholders specify, provided that the Trustee and Company receive notice of the Meeting in accordance with Section 6.4.  A written requisition must state, generally, the reason for the Meeting and business to be transacted at the Meeting.

6.3

Place of Meeting

Every Meeting must be held in Vancouver, British Columbia or at such other place that the Trustee and the Company approve.

6.4

Notice

The Trustee or the Company, as the case may be, shall give written notice of each Meeting to each Warrantholder, the Trustee (unless the meeting has been called by the Trustee) and the Company (unless the meeting has been called by the Company) in the manner specified in Article 9 at least 25 days before the date of the Meeting.  The Trustee shall give written notice of each Adjourned Meeting to each Warrantholder in the manner specified in Article 9 at least 7 days before the date of the Adjourned Meeting.  The notice for a Meeting must state the time and place of the Meeting and, generally, the reason for the Meeting and the business to be transacted at the Meeting and shall contain such information as is reasonably necessary to enable the Warrantholder to make a reasoned decision on the business to be transacted.  The notice for an Adjourned Meeting must state the time and place of the Adjourned Meeting but need not specify the business to be transacted at an Adjourned Meeting.  The accidental omission by the Trustee to give notice of a Meeting or an Adjourned Meeting to a Warrantholder does not invalidate a resolution passed at a Meeting or Adjourned Meeting.

6.5

Persons Entitled to Attend

The Company may and the Trustee shall, each by its authorized representatives, attend every Meeting and Adjourned Meeting but neither the Company nor the Trustee has the right to vote.  The legal advisors of the Company, the Trustee, and any Warrantholders, respectively, may also attend a Meeting or Adjourned Meeting but do not have the right to vote, unless they have the right to vote as a Warrantholder.

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6.6

Quorum

A quorum for a Meeting of the Warrantholders consists of two or more persons present in person and owning or representing by proxy not less than 25% of the Warrants then outstanding.

6.7

Chairman

The Trustee shall nominate a natural person as the chairman of a Meeting or Adjourned Meeting.  If the person so nominated is not present within 25 minutes after the time set for holding the Meeting or Adjourned Meeting, the Warrantholders and proxies for Warrantholders present shall choose one of their number to be chairman.

6.8

Adjourned Meeting

If a quorum of the Warrantholders is not present within 30 minutes after the time fixed for holding a Meeting, the Meeting stands adjourned to a date not less than 10 calendar days and not more than 30 calendar days later, at a place determined in accordance with Section 6.3, and at a time specified by the chairman.  The Trustee shall promptly and in accordance with Section 6.4 send a notice of the Adjourned Meeting to each Warrantholder.  At an Adjourned Meeting, two or more Warrantholders or persons representing Warrantholders by proxy constitutes a quorum for the transaction of business for which the Meeting was convened.

6.9

Show of Hands

Subject to a poll and except as otherwise required herein, every question submitted to a Meeting or Adjourned Meeting is decided, in the first instance, by the majority of votes in a show of hands.  If the vote is tied, the chairman does not have a casting vote and the motion is not carried.  Each Warrantholder or person representing a Warrantholder by proxy will be entitled to one vote.

6.10

Poll

When requested by a Warrantholder acting in person or by the proxy representing the Warrantholder, the chairman of a Meeting or Adjourned Meeting shall request a poll on a question submitted to the meeting.  Except as otherwise required herein, if a question has been put to a poll, that question is decided by the affirmative vote of not less than a majority of the votes given on the poll.  If the vote is tied, the motion is not carried.  On a poll, each Warrantholder is entitled to one vote for every Warrant then outstanding and of which he is the registered holder.  A declaration made in good faith by the chairman that a resolution has been carried or lost is conclusive evidence thereof, in the absence of manifest error.  In the case of joint registered Warrantholders, any one of them present in person or represented by proxy may vote in the absence of the other or others but when more than one of them is present in person or by proxy, they may only vote together in respect of the Warrants of which they are joint registered holders.

6.11

Regulations

The Trustee, or the Company with the approval of the Trustee, may from time to time make and, thereafter, vary regulations not contrary to the provisions of this Indenture as it deems fit providing for and governing the following:

(a)

setting a record date for a Meeting for determining Warrantholders entitled to receive notice of and vote at a Meeting;

(b)

voting by proxy, the form of instrument appointing a proxy, the manner in which a proxy instrument must be executed, and the production of the authority of any person signing an instrument of a proxy on behalf of a Warrantholder;

(c)

lodging and the means of forwarding the instruments appointing proxies, and the time before a Meeting or Adjourned Meeting by which an instrument appointing a proxy must be deposited;  and

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(d)

any other matter relating to the conduct of a meeting of Warrantholders.

A regulation so made is binding and effective and votes given in accordance with such a regulation are valid.  The Trustee may permit Warrantholders to make proof of ownership in the manner the Trustee approves.

6.12

Company and Trustee May be Represented

The Company, the Trustee and the Agents, by their respective directors and officers, employees, counsel to the Company, counsel to the Agents and counsel to the Trustee may attend any meeting of Warrantholders, but shall not be entitled to vote as such.

6.13

Powers of Warrantholders

(1)

By Extraordinary Resolution passed pursuant to this Article 6 by not less than a 2/3 majority of the votes cast in respect thereof, the Warrantholders may:

(a)

agree to any modification, abrogation, alteration, compromise, or arrangement of the rights of the Warrantholders whether arising under this Indenture, or otherwise at law, including the rights of the Trustee in its capacity as trustee hereunder or on behalf of the Warrantholders against the Company, which has been agreed to by the Company;

(b)

direct and authorize the Trustee to exercise any discretion, power, right, remedy or authority given to it by or under this Indenture in the manner specified in such resolution or to refrain from exercising any such discretion, power, right, remedy, or authority;

(c)

direct the Trustee to enforce any covenant on the part of the Company contained in this Indenture or to waive any default by the Company in compliance with any provisions of this Indenture either unconditionally or upon any conditions specified in such resolution;

(d)

assent to any change in or omission from the provisions contained in this Indenture or the Warrant Certificates or any ancillary or supplemental instrument which is agreed to by the Company, and to authorize the Trustee to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

(e)

without limiting the generality of Subsections 6.13(1)(a) and (d), assent to an extension of time thereunder;

(f)

remove the Trustee or its successor in office and to appoint a new registrar and trustee to take the place of the Trustee so removed;

(g)

upon the Trustee being furnished with an indemnity and funding to cover its costs that is, in its discretion, sufficient, require the Trustee to enforce any covenant of the Company contained in this Indenture or the Warrant Certificates, or to enforce any right of the Warrantholders in any manner specified in such Extraordinary Resolution, or to refrain from enforcing any such covenant or right;

(h)

restrain any Warrantholder from instituting or continuing any suit or proceeding against the Company for the enforcement of a covenant on the part of the Company contained in this Indenture or any of the rights conferred upon the Warrantholders as set out in this Indenture or the Warrant Certificates;

(i)

direct a Warrantholder who, as such, has brought a suit, action or proceeding to stay or discontinue or otherwise deal with the same upon payment of the costs, charges, and expenses reasonably and properly incurred by such Warrantholder in connection therewith;

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(j)

waive and direct the Trustee to waive a default by the Company in complying with any of the provisions of this Indenture or the Warrant Certificate either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(k)

assent to a compromise or arrangement with a creditor or creditors or a class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Company; and

(l)

amend, alter, or repeal any resolution previously passed pursuant to this Section 6.13.

(2)

An Extraordinary Resolution of the Warrantholders is binding upon all the Warrantholders whether present or not present at the Meeting or Adjourned Meeting at which the Extraordinary Resolution was passed or whether or not assented to in writing, and each Warrantholder, the Trustee and the Company shall give effect to the Extraordinary Resolution to the extent that the Extraordinary Resolution applies to such party.

6.14

Powers Cumulative

Any one or more of the powers or any combination of the powers in this Indenture stated to be exercised by the Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholder to exercise such power or combination of powers then or thereafter from time to time.

6.15

Minutes of Meetings

The Trustee shall make and maintain minutes and records of all resolutions and proceedings at a Meeting or Adjourned Meeting at the expense of the Company and shall make available those minutes and records at the office of the Trustee for inspection by a Warrantholder or his authorized representative at reasonable times.  If signed by the chairman of the Meeting or by the chairman of the next succeeding Meeting of the Warrantholders, such minutes shall be prima facie evidence of the matters therein stated, and until the contrary is proved, every such Meeting in respect of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

6.16

Written Resolutions

Notwithstanding the foregoing, a written resolution or instrument signed in one or more counterparts by the Warrantholders holding not less than a majority of the Warrants outstanding in the case of a resolution, or not less than 2/3 of the Warrants outstanding in the case of a Extraordinary Resolution, is deemed to be the same as, and to have the same force and effect as, a resolution or Extraordinary Resolution, as the case may be, duly passed at a Meeting or Adjourned Meeting.

6.17

Binding Effect

A resolution of the Warrantholders passed pursuant to this Article 6 is binding upon all Warrantholders.  Upon the passing of a Warrantholder’s resolution at a meeting of the Warrantholders, or upon the signing of a written resolution or instrument pursuant to Section 6.16 and delivery by the Company to the Trustee of an original, certified or notarial copy, or copies, of such resolution as executed or passed by the Warrantholders, the Trustee is entitled to and shall give effect thereto.

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ARTICLE 7
SUPPLEMENTAL INDENTURES, MERGER, SUCCESSORS

7.1

Provision for Supplemental Indentures for Certain Purposes

From time to time the Company shall, when authorized by the directors of the Company, and the Trustee may, subject to the provisions of this Indenture, execute and deliver by their proper officers, deeds, indentures or instruments supplemental hereto, which thereafter form part hereof for any one or more or all of the following purposes:

(a)

adding to the provisions hereof such additional covenants, enforcement provisions, and release provisions (if any) as in the opinion of counsel acceptable to the Company and the Trustee are necessary or advisable, provided the same are not, in the opinion of the counsel of the Trustee prejudicial to the interests of the Warrantholders;

(b)

adding to the covenants of the Company in this Indenture for the protection of the Warrantholders;

(c)

evidencing any succession (or successive successions), of other companies to the Company and the covenants of, and obligations assumed by, such successor (or successors) in accordance with the provisions of this Indenture;

(d)

making such provisions not inconsistent with this Indenture as may be deemed necessary or desirable with respect to matters or questions arising hereunder;

(e)

giving effect to an Extraordinary Resolution;

(f)

to rectify any ambiguity, defective provision, clerical omission or mistake or manifest or other error contained herein or in any deed or indenture supplemental or ancillary hereto provided that, in the opinion of the counsel of the Trustee, the rights of the Warrantholder are not prejudiced thereby;

(g)

making provision for the exchange of Warrant Certificates of different denominations, and making any modification in the form of the Warrant Certificate which does not affect the substance thereof or which is approved by counsel to the Company and counsel to the Agents; or

(h)

for any other purpose not inconsistent with the provisions of this Indenture.

7.2

Company May Consolidate, etc. on Certain Terms

Subject to Section 4.1, nothing in this Indenture prevents any consolidation, amalgamation, arrangement or merger of the Company with or into any other body corporate or bodies corporate, or a conveyance or transfer of all or substantially all the properties and assets of the Company as an entirety to any body corporate lawfully entitled to acquire and operate the same, provided, however, that the body corporate formed by such consolidation, amalgamation, arrangement or into which such merger has been made, or which has acquired by conveyance or transfer all or substantially all the properties and assets of the Company as an entirety in circumstances resulting in the Warrantholders being entitled to receive property from or securities of such body corporate, shall execute prior to or contemporaneously with such consolidation, amalgamation, arrangement, merger, conveyance or transfer, an indenture supplemental hereto wherein the due and punctual performance and observance of all the covenants and conditions of this Indenture to be performed or observed by the Company are assumed by the successor body corporate. The Trustee is entitled to receive and is fully protected in relying upon an opinion of counsel that any such consolidation, amalgamation, arrangement, merger, conveyance or transfer, and a supplemental indenture executed in connection therewith, complies with the provisions of this Section.

7.3

Successor Body Corporate Substituted

Where the Company, pursuant to Section 7.2 hereof, is consolidated, amalgamated, arranged or merged with or into any other body corporate or bodies corporate or conveys or transfers all or substantially all of the

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properties and assets of the Company as an entirety to another body corporate, the successor body corporate formed by such consolidation, amalgamation, arrangement or into which the Company has been merged or which has received a conveyance or transfer as aforesaid succeeds to and is substituted for the Company hereunder with the same effect as nearly as may be possible as if it had been named herein.  Such changes may be made in the Warrants as may be appropriate in view of such consolidation, amalgamation, arrangement, merger, conveyance or transfer.

ARTICLE 8
CONCERNING THE TRUSTEE

8.1

Duties of Trustee

By way of supplement to the provisions of any statute for the time being relating to trustees, and notwithstanding any other provision of this Indenture, in the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Trustee shall act honestly and in good faith with a view to the best interest of the Warrantholders and exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.  The Trustee is not responsible for the application of funds advanced by the Warrantholders to the Company.

8.2

Action by Trustee

The Trustee is not obligated to do any act or thing except where required to do so by this Indenture and, in the case of a default, only when it has actual notice thereof.

8.3

Certificate of the Company

If in the administration of the trusts of this Indenture, the Trustee deems it necessary or desirable that any matter be proved or established by the Company, prior to taking or suffering any action hereunder, the Trustee may accept and rely on a Certificate of the Company as conclusive evidence of the truth of any fact relating to the Company or its assets therein stated and proof of the regularity of any proceedings or actions associated therewith, but the Trustee may in its discretion require further evidence or information before acting or relying on any such certificate.

8.4

Trustee May Employ Experts or Agents

The Trustee may, at the Company’s expense, employ or retain such lawyers, accountants, engineers, appraisers or other experts, advisers or agents as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for such services rendered to it but it is not responsible for any misconduct, mistake or error of judgment on the part of any of them.  The Company shall reimburse the Trustee for all disbursements, costs and expenses made or incurred by the Trustee in the discharge of its duties and in the management of the trusts hereunder.  The Trustee may rely upon the and act upon the opinion or advice of, or information obtained from, any such lawyer, accountant, engineer, appraiser or other expert, adviser or agent in relation to any matter arising in the administration of the trusts hereof.  The Trustee shall not incur any liability for the acts or omissions of such lawyers, accountants, engineers, appraisers or other experts, advisers or agents employed by the Trustee in good faith.

8.5

Resignation and Replacement of Trustee

(a)

The Trustee may resign its trust and be discharged from all further obligations hereunder by giving to the Company and the Warrantholders written notice at least 90 days before the effective date of the resignation, or such earlier date as may be acceptable to the Company.  If the Trustee resigns, or becomes incapable of acting hereunder, the Company shall forthwith appoint in writing a new trustee.  Failing such appointment by the Company or by the Warrantholders by Extraordinary Resolution, the retiring Trustee or any Warrantholder may apply to a Judge of the Supreme Court of British Columbia on such notice as such Judge may direct, for the appointment of a new trustee.  The Warrantholders may, by Extraordinary Resolution, remove the Trustee (including a trustee appointed by the Company or by a Judge as aforesaid) and appoint a new trustee.  On any new appointment, the new trustee is

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vested with the same powers, rights, duties and obligations as if it had been originally named as Trustee without any further assurance, conveyance, act or deed.  If for any reason it becomes necessary or expedient to execute any further deed or assurance, the former Trustee shall execute the same in favour of the new trustee.

(b)

Any company resulting from a merger, consolidation, arrangement or amalgamation to which the Trustee for the time being is a party shall be the successor Trustee under this Indenture without any further act.

8.6

Indenture Legislation

The Company and the Trustee agree that each shall at all times in relating to this indenture and to any action to be taken hereunder, observe and comply with and be entitled to the benefits of all Applicable Legislation.  If and to the extent that any provision of this indenture limits, qualifies or conflicts with any mandatory requirement of Applicable Legislation, such mandatory requirement prevails.

8.7

Notice

The Trustee is not required to give notice to third parties, including the Warrantholders, of the execution of this Indenture.

8.8

Use of Proceeds

The Trustee is in no way responsible for the use by the Company of the proceeds of the issue hereunder.

8.9

No Inquiries

The Trustee is not bound to make any inquiry or investigation as to the correctness of the matters set out in any of the resolutions, opinions, certificates or other documents required by the provisions of this Indenture, but is entitled to accept and act upon the resolutions, opinions, certificates or other documents.  The Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable.  The Trustee is not bound to make any inquiry or investigation as to the performance by the Company of the Company’s covenants hereunder.

8.10

Trustee Not Required to Give Security

The Trustee is not required to give any bonds or security with respect to the execution or administration of the trusts and powers of this Indenture.

8.11

No Conflict of Interest

The Trustee represents to the Company that, at the date of execution and delivery by it of this Indenture, there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 8.11, such a material conflict of interest exists, the validity and enforceability of this Indenture and the instruments issued hereunder is not affected in any manner whatsoever by reason only that such material conflict of interest exists or arises.  The Trustee shall, within 90 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 8.5.

8.12

Trustee Not Ordinarily Bound

The Trustee is not obligated to spend its own funds in connection with the commencement or continued exercise of its duties hereunder.  The obligation of the Trustee to exercise its duties hereunder is conditional upon Warrantholders furnishing, when required in writing so to do by the Trustee, an indemnity reasonably satisfactory to the Trustee, and funds sufficient for commencing or continuing the act, action or proceeding and an indemnity

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reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against any loss, damage or liability by reason thereof.

8.13

Trustee May Deal in Instruments

The Trustee may in its personal or other capacity, buy, sell, lend upon and deal in and hold securities of the Company and generally contract and enter into financial transactions with the Company or otherwise, without being liable to account for any profits made thereby.

8.14

Recitals or Statements of Fact Made by Company

Subject to the provisions hereof, the Trustee is not liable for or by reason of any of the statements of fact or recitals contained in this Indenture or in the Warrant Certificates and is not required to verify the same but all such statements and recitals are and are deemed to have been made by the Company only.

8.15

Trustee’s Discretion Absolute

The Trustee, except as herein otherwise provided, has, as regards all the trusts, powers, authorities and discretions vested in it, absolute and uncontrolled discretion as to the exercise thereof, whether in relation to the manner or as to the mode and time for the exercise thereof.

8.16

No Representations as to Validity

The Trustee is not:

(a)

under any responsibility in respect of the validity of this Indenture or the execution and delivery thereof or in respect of the validity or the execution of any Warrant issued hereunder;

(b)

responsible for any breach by the Company of any covenant or condition contained in this Indenture or in any such Warrant Certificate; or

(c)

by any act hereunder, deemed to make any representation or warranty as to the authorization or reservation of any Common Shares to be issued as provided in this Indenture or in any Warrant Certificate or as to whether any shares will when issued be duly authorized or be validly issued and fully paid and non-assessable.  The duty and responsibility as to all the matters and things referred to in this Section 8.16 rests upon the Company and not upon the Trustee and the failure of the Company to discharge any such duty and responsibility does not in any way render the Trustee liable or place upon it any duty or responsibility for breach of which it would be liable.

8.17

Acceptance of Trusts

The Trustee hereby accepts the trusts of this Indenture and agrees to perform the same upon the terms and conditions herein set forth or referred to unless and until discharged therefrom by resignation or in some other lawful way.

8.18

Trustee’s Authority to Carry on Business

The Trustee represents to the Company that at the date hereof it is authorized to carry on business of a trust company in British Columbia.  If, notwithstanding the provisions of this Section 8.18, it ceases to be authorized to carry on such business in British Columbia, the validity and enforceability of this Indenture and of the Warrants issued hereunder are not affected in any manner whatsoever by reason only of such event, provided that the Trustee shall, within 30 days after ceasing to be authorized to carry on such business in British Columbia, either become so authorized or resign in the manner and with the effects specified in Section 8.5.

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8.19

Indemnification of Trustee

Without limiting any protection or indemnity of the Trustee under any other provision hereof, or otherwise at law, the Company hereby agrees to indemnify and hold harmless the Trustee from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Trustee in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and other disbursements arising by reason of the negligence or fraud of the Trustee.  This provision shall survive the resignation or removal of the Trustee, or the termination of this Indenture.  The Trustee shall not be under any obligation to prosecute or to defend any action or suit in respect of the relationship which, in the opinion of its counsel, may involve it in expense or liability, unless the Company shall, so often as required, furnish the Trustee with satisfactory indemnity and funding against such expense or liability.

8.20

Not Bound to Act

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline.  Further, should the Trustee, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the Company, provided (i) that the Trustee's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Trustee's satisfaction within such 10-day period, then such resignation shall not be effective.

ARTICLE 9
NOTICES

9.1

Notice to Company, Trustee and Agents

Any notice to the Company, the Trustee or the Agents under the provisions of this Indenture is valid and effective if in writing delivered or sent by telecopier:

(a)

to the Company at:

Alamos Gold Inc.
1400 – 400 Burrard Street
Vancouver, British Columbia  V7X 1A6

Attention: John Mordo
Telecopier: (604) 643-1773

with a copy to:

Axium Law Group
Suite 3350, Four Bentall Centre

1055 Dunsmuir Street
P.O. Box 49222
Vancouver, British Columbia  V7X 1L2

Attention:  Joseph Giuffre
Telecopier:  (604) 692-4900

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(b)

to the Trustee at:

Pacific Corporate Trust Company
625 Howe Street, 10th Floor
Vancouver, British Columbia  V6C 3B8

Attention: Corporate Trust Department
Telecopier: (604) 689-8144

(c)

to the Agents c/o:

RBC Capital Markets
200 Bay Street
Toronto, Ontario  M5J 2W7

Attention:  Lance Rishor
Telecopier:  (416) 842-7600

with a copy to:

Fasken Martineau DuMoulin LLP
66 Wellington Street West
Toronto, Ontario  M5K 1N6

Attention:  Gregory Ho Yuen
Telecopier:  (416) 364-7813

and is deemed to have been effectively given on the date of delivery if delivered and on the first Business Day following the date of transmission if sent by telecopier.

9.2

Notice to Warrantholders

(a)

Any notice to the Warrantholders under the provisions of this Indenture is valid and effective if delivered, or sent by telecopier to each Warrantholder at its address appearing on the register of Warrants kept by the Trustee or, in the case of joint holders, to the first such address, and is deemed to have been effectively given on the date of delivery and if delivered on the first Business Day following the date of transmission if sent by telecopier.

(b)

A copy of any notice provided to the Warrantholders shall be concurrently provided to the Agents in the manner specified in Section 9.1.

ARTICLE 10
POWER OF BOARD OF DIRECTORS

10.1

Board of Directors

In this Indenture, where the Company is required or empowered to exercise any acts, all such acts may be exercised by the directors of the Company, by any duly appointed committee of the directors of the Company or by those officers of the Company authorized to exercise such acts.

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ARTICLE 11
MISCELLANEOUS PROVISIONS

11.1

Further Assurances

The parties covenant and agree from time to time, as may be reasonably required by any party hereto, to execute and deliver such further and other documents and do all matters and things which are convenient or necessary to carry out the intention of this Indenture more effectively and completely.

11.2

Unenforceable Terms

If any term, covenant or condition of this Indenture or the application thereof to any party or circumstance is invalid or unenforceable to any extent, the remainder of this Indenture or application of such term, covenant or condition to a party or circumstance other than those to which it is held invalid or unenforceable is not affected thereby and each remaining term, covenant or condition of this Indenture is valid and enforceable to the fullest extent permitted by law.

11.3

No Waiver

No consent or waiver, express or implied, by either party to or of any breach or default by the other party in the performance by the other party of its obligations hereunder is deemed or construed to be a consent or waiver to or of any other breach or default in the performance of obligations hereunder by such party.  Failure on the part of either party to complain of any act or failure to act of the other party or to declare the other party in default, irrespective of how long such failure continues, does not constitute a waiver by such party of its rights hereunder.

11.4

Suits By Warrantholders

(a)

No Warrantholder has any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Company wound up or to file or prove a claim in any liquidation or bankruptcy proceedings or for any other remedy hereunder unless the Warrantholders by Extraordinary Resolution have made a request to the Trustee and the Trustee has been afforded reasonable opportunity to proceed or complete any action or suit for any such purpose whether or not in its own name and the Warrantholders or any or them have furnished to the Trustee, when so requested by the Trustee sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby and the Trustee has failed to act within a reasonable time or the Trustee has failed to actively pursue any such act or proceeding.

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(b)

Subject to the provisions of this Section and otherwise in this Indenture, all of any of the rights conferred upon a Warrantholder by the terms of a Warrant may be enforced by such Warrantholder  by appropriate legal proceedings without prejudice to the right which is hereby conferred upon the Trustee to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Warrantholders from time to time.

11.5

Enurement

This Indenture enures to the benefit of and is binding upon the parties hereto and their respective successors and assigns.

11.6

Formal Date and Effective Date

For the purpose of convenience this Indenture is referred to as bearing the formal date of April 8th, 2004; however, notwithstanding such formal date, this Indenture becomes effective as between the Company and any particular Warrantholder upon the date of issuance of a Warrant Certificate to such Warrantholder.

IN WITNESS WHEREOF the Company has caused this Indenture to be executed and the Trustee has caused this Indenture to be countersigned by its duly authorized officers as of this 8th day of April, 2004.

ALAMOS GOLD INC. Per: “Jon Morda”

PACIFIC CORPORATE TRUST COMPANY Per: “Dianna Reimer” Per: “Norm Hamade”

SCHEDULE “A”

FORM OF WARRANT CERTIFICATE

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE  ◆, 2004”

“WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL ◆, 2004.”

“THIS WARRANT AND THE SECURITIES DELIVERED UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.  THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS THE WARRANT AND THE UNDERLYING SECURITIES HAVE BEEN REGISTERED UNDER THE 1933 ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.  “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE 1933 ACT.”

FOR A PURCHASER IN THE UNITED STATES, OR WHO IS A U.S. PERSON OR PURCHASING FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON.  “THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”).  THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE 1933 ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND WITH RESPECT TO SUBPARAGRAPHS (C) AND (D) HEREOF, THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE COMPANY.  DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.  AT ANY TIME THE COMPANY IS A “FOREIGN ISSUER” AS DEFINED IN RULE 902 UNDER THE 1933 ACT, A NEW CERTIFICATE, BEARING NO LEGEND, THE DELIVERY OF WHICH WILL CONSTITUTE “GOOD DELIVERY” MAY BE OBTAINED FROM THE COMPANY’S TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN FORM SATISFACTORY TO THE COMPANY AND ITS TRANSFER AGENT TO THE EFFECT THAT THE SALE OF THE SECURITIES IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT AT A TIME WHEN THE COMPANY IS A “FOREIGN ISSUER” AS DEFINED IN RULE 902 UNDER THE 1933 ACT.”

THE WARRANTS REPRESENTED BY THIS CERTIFICATE WILL BE VOID AFTER THE EXPIRY DATE (AS DEFINED BELOW).

TRANSFERABLE WARRANTS

ALAMOS GOLD INC.
(Continued under the laws of British Columbia)

No. 	Warrants representing the Right to Purchase  Common Shares

WARRANTS FOR PURCHASE OF SHARES

THIS IS TO CERTIFY THAT, for value received,  (the “holder”) is entitled to subscribe for and purchase  fully paid and non-assessable common shares (“Common Shares”) in the capital of ALAMOS GOLD INC. (the “Company”) at any time prior to 4:00 p.m. (Vancouver time) (the “Expiry Time”) on ◆, 2006 (the “Expiry Date”) at a price of Cdn$3.50 per Common Share up to and including the Expiry Time; subject, however, to the provisions and upon the terms and conditions hereinafter set forth.

The Warrants represented by this certificate are issued under and pursuant to a warrant indenture (the “Indenture”) made as of ◆, 2004  between the Company and the Trustee (which expression shall include any successor trustee appointed under the Indenture), to which Indenture (and any amendments thereto and instruments supplemental

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thereto) reference is hereby made for a full description of the rights of the holders of the Warrants and the terms and conditions upon which such Warrants are or are to be issued and held, all to the same effect as if the provisions of the Indenture and all amendments thereto and instruments supplemental thereto were herein set forth and to all of which provisions the holder of these Warrants by acceptance hereof assents.  All capitalized terms not otherwise defined herein shall have the meanings ascribed to thereto in the Indenture.

In the event of any conflict or inconsistency between the provisions of the Indenture (and any amendments thereto and instruments supplemental thereto) and the provisions of this warrant certificate (the “Warrant Certificate”), except those that are necessary by context, the provisions of the Indenture (and any amendments thereto and instruments supplemental thereto) shall prevail.  The terms and provisions of the Indenture (and any amendments thereto and instruments supplemental thereto) are incorporated herein by reference.

The rights to acquire Common Shares granted by this Warrant Certificate may be exercised subject to the terms and conditions hereof, in whole or in part (but not as to a fractional Common Share) and from time to time, by surrender of this Warrant Certificate and the exercise form attached hereto as Appendix A at the offices of the Company’s registrar and transfer agent, Pacific Corporate Trust Company, 625 Howe Street, 10th Floor, Vancouver, British Columbia  V6C 3B8 accompanied by a certified cheque or bank draft in lawful money of Canada payable to or to the order of the Company  at par in payment of the purchase price of the number of Common Shares for which Warrants are then exercised.  See attached Appendix D for instructions on how to exercise Warrants represented by this Warrant Certificate.

In the event of any exercise of the rights represented by this Warrant Certificate, certificates for the Common Shares so purchased (the “Share Certificates”) shall be delivered to the holder within a reasonable time, not exceeding three Business Days after the rights represented by this Warrant Certificate have been so exercised, and, unless the Warrants have expired, a new Warrant Certificate granting the right to acquire that number of Common Shares, if any, with respect to which the Warrants have not then been exercised shall also be issued to the holder within such time.

The Warrants represented by this Warrant Certificate may only be exercised by or on behalf of a holder who, at the time of exercise, either:

(a)

is the original subscriber for such Warrants, and makes the representations set forth in subparagraph 3 of the attached exercise form;

(b)

provides a written opinion of counsel satisfactory to the Company and the Trustee that the Common Shares to be delivered upon exercise of the Warrants have been registered under the United States Securities Act of 1933 (the “1933 Act”) and the securities laws of all applicable states of the United States or are exempt from such registration requirements; or

(c)

provides written certification that such person is not a U.S. Person (as such term is defined in Regulation S (“Regulation S”) under the 1933 Act), is not exercising the Warrants represented hereby within the United States or for the account or benefit of a U.S. Person or person in the United States, and has complied in all other respects to the requirements of Regulation S of the 1933 Act, in the form provided in the attached Exercise Form.

All certificates representing Common Shares issued to persons who shall fail to certify to the Company that they are not a U.S. Person and are not exercising this Warrant in the United States or for the account or benefit of a U.S. Person or person in the United States on the exercise of the rights represented by this Warrant Certificate will, unless such Shares are registered under the 1933 Act and the securities laws of all applicable states of the United States, bear the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”).  THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE 1933 ACT

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PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND WITH RESPECT TO SUBPARAGRAPHS (C) AND (D) HEREOF, THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE COMPANY.  DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.  AT ANY TIME THE COMPANY IS A “FOREIGN ISSUER” AS DEFINED IN RULE 902 UNDER THE 1933 ACT, A NEW CERTIFICATE, BEARING NO LEGEND, THE DELIVERY OF WHICH WILL CONSTITUTE “GOOD DELIVERY” MAY BE OBTAINED FROM THE COMPANY’S TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN FORM SATISFACTORY TO THE COMPANY AND ITS TRANSFER AGENT TO THE EFFECT THAT THE SALE OF THE SECURITIES IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT AT A TIME WHEN THE COMPANY IS A “FOREIGN ISSUER” AS DEFINED IN RULE 902 UNDER THE 1933 ACT.”

provided, that if the Common Shares are being sold under clause (B) of the foregoing legend at a time when the Company is a “foreign issuer” as defined in Rule 902 under the 1933 Act, the legend may be removed by providing a declaration to the transfer agent in such form as the Company may from time to time prescribe to the effect that the sale of the securities is being made in compliance with Rule 904 of Regulation S under the 1933 Act.

The Company covenants and agrees that all Common Shares issued upon the exercise of this Warrant Certificate shall, upon issuance, be fully paid and non-assessable and free of all liens, charges and encumbrances.  The Company further covenants and agrees that during the period within which the rights represented by this Warrant Certificate may be exercised, the Company shall at all times have authorized and reserved a sufficient number of Common Shares to provide for the exercise of the rights represented by this Warrant Certificate.

The Warrants do not entitle the holder to any rights as a shareholder of the Company, including without limitation, voting rights.

The holder acknowledges that the Warrants may only be transferred in accordance with applicable laws and upon compliance with the conditions prescribed in this section by the holder (or its legal representatives or its attorney duly appointed) and provided that prior to such transfer the holder executes the transfer form attached to this Warrant Certificate as Appendix B and complies with such other reasonable requirements as the Company prescribes, including those requirements set forth in Appendix D to this Warrant Certificate.

This Warrant Certificate is exchangeable, upon the surrender hereof by the holder to the Trustee, for a new Warrant Certificate of like tenor representing in the aggregate the right to subscribe for and purchase the number of Common Shares which may be subscribed for and purchased hereunder, each of such new Warrant Certificates to represent the right to subscribe for and purchase such number of Common Shares as shall be designated by the holder at the time of such surrender.

Time shall be of the essence hereof.  The Warrants and the Indenture (and any amendments thereto and instruments supplemental thereto) shall be governed by, performed, construed and enforced in accordance with the laws of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as British Columbia contracts.

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This Warrant Certificate is not valid for any purpose whatever until it has been countersigned by or on behalf of the Trustee.

IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be executed and the Trustee has caused this Warrant Certificate to be countersigned by its duly authorized officers as of this _______ day of April, 2004.

ALAMOS GOLD INC. Per:
COUNTERSIGNED BY: PACIFIC CORPORATE TRUST COMPANY Per:

APPENDIX A

EXERCISE FORM

TO:

ALAMOS GOLD INC.

The undersigned hereby exercises the right to acquire ___________Common Shares of Alamos Gold Inc. (the “Company”) (or such number of other securities or property to which this Warrant entitles the undersigned in lieu thereof or in addition thereto under the provisions of the Warrant Certificate).

By signing below, the undersigned represents and warrants to the Company that the undersigned (check one):

_____  1.

(i)

is not (and is not exercising the Warrant for the account or benefit of) a U.S. person or person in the United States.

(ii)

did not execute or deliver this exercise form while within the United States; and

(iii)

has in all other respects complied with the terms of Regulation S of the United States Securities Act of 1933, as amended (the “1933 Act”), or any successor rule or regulation of the United States Securities and Exchange Commission as presently in effect; or

_____  2.

is tendering with this exercise form a written opinion of counsel satisfactory to the Company and the trustee for the Warrants to the effect that the securities to be delivered upon exercise of this Warrant have been registered under the 1933 Act and the securities laws of all applicable states of the United States or are exempt from registration thereunder; or

_____  3.

is the original subscriber of the Warrants and the representations, warranties and covenants made by the undersigned in the subscription agreement pursuant to which it purchased the Warrants from the Company are true and correct on the date hereof.

“United States” and “U.S. person” are as defined by Regulation S under the 1933 Act.

Please issue a certificate for the Common Shares being purchased as follows in the name of the undersigned:

DATED at _____________________________, _________________________, this ______ day of _________________, 200__.

Signature Witnessed (See instructions to Warrantholders)	(Signature of Warrantholder, to be the same as appears on the face of this Warrant Certificate)
Name of Warrantholder:
Address (Please print):

APPENDIX B

FORM OF TRANSFER

TO:

PACIFIC CORPORATE TRUST COMPANY

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto (name) _____________________________ (the “Transferee”), of _______________________________(residential address), Warrants of Alamos Gold Inc. (the “Company”) registered in the name of the undersigned on the records of the Company represented by the within certificate, and irrevocably appoints ______________________________ as the attorney of the undersigned to transfer the said securities on the books or register of transfer, with full power of substitution.

DATED the ____ day of __________________, _____.

Signature Guaranteed (See instructions to Warrantholders on Appendix D)	Signature of Warrantholder (to be the same as appears on the face of this Warrant Certificate)

Note to Warrantholder: In order to transfer the Warrants represented by the certificate to which this Appendix “B” is appended, this transfer form, must be delivered to the Company, together with the certificates attached hereto of the transferor and transferee as the Company may require to evidence compliance with applicable securities legislation in Canada and the United States.

(The following to be completed by the transferee)

In connection with this transfer: (check one):

The undersigned transferee hereby certifies that (i) it was not offered the Warrants while in the United States and did not execute this certificate while within the United States, (ii) it is not a U.S. Person or acquiring any of the Warrants represented by this Warrant Certificate by or on behalf of any U.S. Person or any person within the United States, and (iii) it has in all other respects complied with the terms of Regulation S of the United States Securities Act of 1933, as amended (the "1933 Act"), or any successor rule or regulation of the United States Securities and Exchange Commission as presently in effect.  U.S. Peron and United States have the meanings ascribed to them under Regulation S of the 1933 Act.

The undersigned transferee is delivering a written opinion of U.S. Counsel to the effect that this transfer of Warrants and the issuance of Common Shares to be delivered upon exercise thereof have been registered under the 1933 Act or are exempt from registration thereunder.

Signature Guaranteed Signature of Transferee

Date

Name of Transferee (Please Print)

APPENDIX C

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:

Pacific Corporate Trust Company

as Trustee
for the warrants of
Alamos Gold Inc.

The undersigned (a) acknowledges that the sale of the warrants of Alamos Gold Inc. (the “Company”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “1933 Act”), and (b) certifies that (1) it is not an affiliate of the Company (as defined in Rule 405 under the 1933 Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the TSX Venture Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the 1933 Act), (5) the seller does not intend to replace the warrants sold in reliance on Rule 904 of the 1933 Act with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act.  Terms used herein have the meaning given to them by Regulation S.

Dated:

By: Name: Title:

APPENDIX D

INSTRUCTIONS TO WARRANTHOLDERS

TO EXERCISE WARRANTS:

To exercise Warrants, the Warrantholder must complete, sign and deliver the Exercise Form, attached as Appendix A and deliver the Warrant Certificate(s) to Pacific Corporate Trust Company (the “Transfer Agent”) indicating the number of Common Shares to be acquired.  In such case, the signature of such registered holder on the Exercise Form must be witnessed.

TO TRANSFER WARRANTS:

If the Warrantholder wishes to transfer Warrants, then the Warrantholder must complete, sign and/or deliver:

(a)

the Transfer Form attached as Appendix B;

(b)

the Warrant Certificate(s);

(c)

if the Warrants include a legend restricting the transfer of the Warrants pursuant to the 1933 Act as set out in subsection 2.1(e) of the Indenture, either:

(i)

the Form of Declaration For Removal of Legend attached as Appendix C; or

(ii)

a written opinion of counsel of recognized standing or other evidence satisfactory to the Company and the Transfer Agent to the effect that the transfer of such Warrants is in compliance with applicable United States federal and state securities laws; and

(d)

such other certificates or opinions as the Company may require to evidence compliance with applicable securities legislation in Canada or the United States.

If the Warrant Certificate is transferred, the Warrantholder’s signature on the Transfer Form must be guaranteed by a Canadian Schedule I chartered bank, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).  If the bank or brokerage firm providing the signature guarantee is not located in North America, then they must obtain an acceptable signature guarantee from their North American correspondent bank or brokerage firm.

Brokers who are members of stock exchanges can only give guarantees if they participate in one of the medallion programs.

GENERAL:

For the protection of the holder, it would be prudent to use registered mail if forwarding documents by mail.

If the Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the Warrant Certificate must also be accompanied by evidence of authority to sign satisfactory to the Company.

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The address of the Company is:

Alamos Gold Inc.
1400 – 400 Burrard Street

Vancouver, British Columbia  V7X 1A6

The address of the Transfer Agent is:

Pacific Corporate Trust Company
625 Howe Street, 10th Floor
Vancouver, British Columbia  V6C 3B8

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.

(Registrant)

March 31, 2005

By: /s/ Sharon L. Fleming

Date

Sharon L. Fleming

`

Corporate Secretary

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